UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 23, 2009

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

The following document is hereby filed with the Securities and Exchange Commission (the “Commission”) for purposes of being and is hereby incorporated by reference into CEMEX, S.A.B. de C.V.’s Registration Statement on Form F-3 (Registration No. 333-161787), filed with the Commission on September 8, 2009.

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Underwriting Agreement dated September 22, 2009, among CEMEX, S.A.B. de C.V., Petrocemex, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., and the several underwriters named therein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: September 23, 2009	By:	/s/ Ramiro Villarreal
	Name:	Ramiro Villarreal
	Title:	General Counsel

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION
1.	Underwriting Agreement dated September 22, 2009, among CEMEX, S.A.B. de C.V., Petrocemex, S.A. de C.V., Centro Distribuidor de Cemento, S.A. de C.V. and Empresas Tolteca de México, S.A. de C.V., and the several underwriters named therein.